Filed by Entergy Corporation

	Pursuant to Rule 425 under the Securities Act of 1933

	      And deemed filed pursuant to Rule 14a-12
	       Of the Securities Exchange Act of 1934

		Subject Company: Entergy Corporation
		     Commission File No. 1-11299



Proxy Solicitation Mailout


FPL Group and Entergy
A Powerful Combination



Vote                Vote FOR the merger to own a stake in the
For                 nation's premier energy company.



                    FPL Group logo           Entergy Logo


                    www.dealinfo.com/fplgroup-entergy

Something This Important Can't Happen Without You!


As an Entergy shareholder, you have an opportunity to own a stake in the nation's premier energy company by voting FOR the merger of FPL Group and Entergy. You will receive .585 of a share of the combined company stock for each share of Entergy stock you own in a tax-free stock-for-stock transaction. The Entergy Board of Directors unanimously recommends that you vote FOR the merger.

The merger will create the largest electric utility in the United States in terms of customers and generating capacity.



FPL Group & Entergy Creating an Industry Leader


                                             U.S. Utility Ranking

     Customers                6.3 million            #1

     Generation Capacity      48,000 + MW            #1

     Nuclear Generation       10,000 + MW            #2


Vote                Vote FOR the merger to own a stake in the
For                 nation's premier energy company.


FPL Group logo                               Entergy Logo

A Super Regional Utility

Solid and Growing Customer Base

[map of Southeast United States showing the service area of the merged company]

38,000 MW Regulated Capacity            6.3 Million Customers

The merged company will be the largest in the United States serving more than 6.3 million customers.


FPL Group logo                               Entergy Logo

Strong Combined Presence in Key Regions

A Leading Independent Power Producer

[map of United States showing 5 regional hubs of operations of combined company - Western, Gulf South, Midwest,
Southeast, and Northeast Hub]

Both companies competitive wholesale operations have almost
10,000 megawatts of generating capacity.

Please Read the Joint Proxy Statement/Prospectus Carefully.

Please Vote Now!

For the merger to be approved, a majority of all outstanding Entergy shares must be voted FOR the merger. Please note that if you support the merger, you MUST actually vote your shares FOR the merger. If you take no action at all, it will be considered as a vote against the merger. Please see the joint proxy statement/prospectus for information on how to vote:


Phone             Internet             Mail          In Person

Follow the simple instructions on your voting instruction form.

Answers to Questions You May Have


Q.   Why are FPL Group and  Entergy proposing to merge?

A. We believe that the merger will provide substantial strategic and financial benefits to our shareholders, employees and customers including:

     - expanding our generation capacity,
     - enhancing our energy marketing and trading an fiber-optics business,
     - broadening our electric distribution platform,
     - improving customer service, financial strength and system reliability, and
     - providing a foundation for growth of our unregulated businesses, and enhancing our revenue growth and cost savings opportunities.

Q.   Why should I vote FOR the merger?

A. The merger will create a premier energy company with a strong market position in wholesale generation, trading, marketing, and transportation. As a shareholder, this means you will own a stake in a company that is uniquely positioned to be a leading competitor in the energy industry.

Q. What will the dividend be on the combined company's common stock?

A. The dividend of the merged company is expected to be set at the level of the FPL annual dividend in effect at the time of the merger. The current annual FPL dividend is $2.16. Given that each Entergy share will be converted to .585 of a share of the merged company's stock, it is expected that an Entergy shareholder would receive a dividend of approximately $1.26. This would be equal to Entergy's current annual dividend.

Q. If I support the FPL Group-Entergy merger, do I still need to vote FOR the merger?

A. Yes! If you support the merger, you MUST actually vote your shares FOR the proposal. If you take no action at all, it will be considered as a vote against the merger. For the merger to be approved, a majority of all outstanding shares must be voted FOR the merger. See your proxy card for instructions on how to vote.

Q.   What should I do next?

A. Carefully read the information contained in the proxy statement/prospectus that you have received. Please vote to ensure your shares will be represented at Entergy's special shareholders meeting scheduled for December 15, 2000.

Q.   Should I send in my stock certificates now?

A. No. Shortly after the merger is completed, we will send Entergy shareholders written instructions for exchanging their stock certificates.

Q.   Where can I find more information about the merger?

A. We encourage you to carefully read the joint proxy statement/prospectus dated November 7, 2000. If you have questions, you may call our proxy solicitor, Morrow & Co., Inc. at 1-800-662-5200. FPL Group and Entergy have also created a website at: www.dealinfo.com/fplgroup-entergy. You may obtain a free copy of the joint proxy statement/prospectus and other documents incorporated by reference in it from the appropriate company at the following addresses:


     FPL Group, Inc.                    Entergy Corporation
     700 Universe Boulevard             639 Loyola Avenue
     Juno Beach, Florida 33408          New Orleans, Louisiana 70113
     Attention: Dinah Washam            Attention: Christopher T. Screen
     (561) 694-4694                     (504) 576-4212

Vote                Vote FOR the merger to own a stake in the
For                 nation's premier energy company.


FPL Group logo           Entergy Logo        A Powerful Combination


Where to get more information about the merger:

If you have any questions, call our proxy solicitor, Morrow
& Co., Inc. at 1-800-662-5200. You may also visit our merger website at:


                    www.dealinfo.com/fplgroup-entergy



Please read the joint proxy statement/prospectus dated
November 7, 2000, for more information on the merger. You may obtain a free copy of the joint proxy statement/prospectus and other documents incorporated by reference in it from the appropriate company at the following addresses:


     FPL Group, Inc.                    Entergy Corporation
     700 Universe Boulevard             639 Loyola Avenue
     Juno Beach, Florida 33408          New Orleans, Louisiana 70113
     Attention: Dinah Washam            Attention: Christopher T. Screen
     (561) 694-4694                     (504) 576-4212